                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13D

                            First Liberty Bank Corp.
                         ------------------------------
                                (Name of Issuer)


                     Common Stock, par value $0.31 per share
 -------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    320690100
                                  -------------
                                 (CUSIP Number)

                                Sanford A. Belden
                      President and Chief Executive Officer
                           Community Bank System, Inc.
                             5790 Widewaters Parkway
                             Dewitt, New York 13214
                                 (315) 445-7312
 -------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                November 29, 2000
                            ------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent



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amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).


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
CUSIP No.:  320690100

1.       Name of Reporting Person:  Community Bank System, Inc.
         I.R.S. Identification No.: 16-1213679

2.       Check the Appropriate Box if a Member of a Group              (a)  [ ]
                                                                       (b)  [ ]
3.       SEC USE ONLY

4.       Source of Funds:  WC, BK

5.       Check Box if Disclosure of Legal Proceedings is Required Pursuant To
         Items 2(d) or 2(e)           [ ]

6.       Citizenship or Place of Organization:  Delaware

         Number of Shares Beneficially Owned by Each Reporting Person With

7.       Sole Voting Power:         1,267,359(1)

8.       Shared Voting Power:       1,267,359(1)

9.       Sole Dispositive Power:    1,267,359(1)

10.      Shared Dispositive Power:  1,267,359(1)

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:
                                                                    1,267,359(1)

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                             [ ]

13.      Percent of Class Represented by Amount in Row 11:    16.6(1)%

14.      Type of Reporting Person:  HC, CO

---------------------

(1) The Reporting Person and the Issuer have entered into a Stock Option Agreement covering 1,267,359 shares of the Issuer's common stock, or approximately 16.6% of the total shares that would be outstanding following exercise (including the shares issued upon exercise). The number of shares covered by the Option is subject to certain adjustments. See Item
     4. Prior to the exercise of the option granted pursuant to such Stock Option Agreement, Reporting Person is not entitled to any rights as a shareholder of the Issuer with respect to any shares underlying the Option. Unless and until the option is exercised by the Reporting Person, the Reporting Person disclaims beneficial ownership of the shares covered by the Stock Option Agreement.


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
ITEM 1.      SECURITY AND ISSUER.

         The title of the class of equity securities to which this Schedule 13D relates is the common stock, par value $.31 per share ("First Liberty Common Stock"), of First Liberty Bank Corp. ("First Liberty"). The address of the principal executive offices of First Liberty is 645 Washington Avenue, P.O. Box 39, Jermyn, Pennsylvania, 18433-0039.

ITEM 2.      IDENTITY AND BACKGROUND.

         This statement is filed on behalf of Community Bank System, Inc. ("CBSI"). CBSI is a Delaware corporation with its principal executive offices at 5790 Widewaters Parkway, Dewitt, New York 13214. CBSI is registered as a bank holding company under the Bank Holding Company Act of 1956, as amended, and is principally engaged in the business of managing and controlling a bank and activities related to banking.

         Filed as Schedule I to this Schedule 13D is a list of the executive officers and directors of CBSI containing the following information with respect to each such person: (a) name, (b) business address and (c) present principal occupation or employment, and the name and, if different than such person's business address, the address of any corporation or other organization in which such employment is conducted. To the best of CBSI's knowledge, each person listed in Schedule I is a United States citizen. The information contained in
Schedule I is incorporated herein by reference.

         During the past five years, neither CBSI nor, to the best of CBSI's knowledge, any person named in Schedule I: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Pursuant to a Stock Option Agreement dated as of November 29, 2000 ("Option Agreement"), First Liberty has granted to CBSI an option ("Option") to purchase up to 1,267,359 shares of First Liberty Common Stock, at a price of $13.25 per share, subject to adjustment as provided therein. To the best of CBSI's knowledge, none of the events permitting the exercise of the Option has occurred as of the date hereof. Had the Option been exercisable on November 29, 2000, the aggregate amount of funds required to exercise the Option in full at an exercise price of $13.25 per share would have been $16,792,506.75. If and when the Option is exercised, CBSI's source of funds will be its working capital or funds borrowed from one or more financing sources in the ordinary course of business, or a combination of both; the identity of any such lender(s) has not yet been determined.


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
ITEM 4.        PURPOSE OF TRANSACTION.

         On November 29, 2000, CBSI and First Liberty entered into an Agreement and Plan of Merger ("Merger Agreement") that provides that First Liberty shall be acquired by CBSI through the merger ("Merger") of First Liberty with and into CBSI, with CBSI as the surviving corporation (the "Surviving Corporation").

         At the Effective Time (as defined in the Merger Agreement), all of the shares of capital stock of First Liberty shall, by virtue of the Merger, be converted into the right to receive the merger consideration described below in
Item 6. Following the consummation of the Merger, the certificate of incorporation and bylaws of CBSI shall be the certificate of incorporation and bylaws, respectively, of the Surviving Corporation.

         The parties expect that, following the consummation of the Merger, First Liberty Bank & Trust, ("First Liberty Bank"), a Pennsylvania banking institution and a wholly owned subsidiary of First Liberty, shall merge with and into Community Bank, N.A. ("Community Bank"), a national banking association and wholly-owned subsidiary of CBSI, with Community Bank being the continuing bank.

         CBSI and First Liberty have entered into the Option Agreement as a condition to CBSI's entering into the Merger Agreement and to facilitate the consummation of the Merger and the other transactions contemplated by the Merger Agreement (collectively, the "Transactions").

         Consummation of the Transactions is subject to, among other things, receipt of all necessary shareholder and government approvals. Upon consummation of the Transactions, the separate corporate existence of First Liberty shall cease, and all outstanding shares of First Liberty Common Stock (except as otherwise provided in the Merger Agreement) will be converted into shares of common stock, no par value, of CBSI ("CBSI Common Stock") and cash in lieu of fractional shares, if any. As a result, First Liberty Common Stock will cease to be authorized and quoted in an inter-dealer quotation system of a registered national securities association and will become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 (the "Exchange Act").

         CBSI has no present intention to purchase shares of First Liberty Common Stock in the open market or private transactions prior to the consummation of the Transactions.

         Except as otherwise set forth in Items 4, 5 and 6 hereof, CBSI does not now have any plans or proposals which relate to or would result in (i) the acquisition by any person of additional securities of First Liberty, or the disposition of securities of First Liberty; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving First Liberty or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of First Liberty or of any of its subsidiaries; (iv) any change in the present Board of Directors or management of First Liberty, including any change in


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the  number or term of First Liberty directors or the filling of any existing vacancies on the Board of Directors of First Liberty; (v) any material change in the present capitalization or dividend policy of First Liberty; (vi) any other material change in the business or corporate structure of First Liberty; (vii) changes in First Liberty's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of First Liberty by any person; (viii) causing a class of securities of First Liberty to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of First Liberty becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (x) any action similar to those listed under the preceding clauses (i) through (ix).

ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER.

         The 1,267,359 shares of First Liberty Common Stock subject to the Option represent approximately 16.6% of the shares of First Liberty Common Stock that would be issued and outstanding upon exercise of the Option in full (including the shares issued upon exercise of the Option). Prior to the exercise of the Option, CBSI is not entitled to any rights as a shareholder of First Liberty with respect to any shares of First Liberty Common Stock underlying the Option. Unless and until the Option is exercised, CBSI disclaims beneficial ownership of the First Liberty Common Stock subject to the Option.

         Except as otherwise described herein, neither CBSI nor, to the best of CBSI's knowledge, any of the persons listed on Schedule I hereto, beneficially owns any shares of First Liberty Common Stock. No transactions in First Liberty Common Stock were effected during the past 60 days by CBSI or, to the best of CBSI's knowledge, by any of the persons listed on Schedule I hereto.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

OPTION AGREEMENT

         Set forth below is a description of selected provisions of the Option Agreement. Such description is qualified in its entirety by reference to the copy of the Option Agreement filed as Exhibit 99.2 to CBSI's Current Report on Form 8-K filed on December 6, 2000, which agreement is incorporated herein by reference.

         Under the Option Agreement, First Liberty granted CBSI an unconditional, irrevocable option to purchase up to 1,267,359 shares of First Liberty Common Stock at a purchase price of $13.25 per share, (the "Option Price"), subject to the terms and conditions in the Option Agreement. 1,267,359 shares represent approximately 19.9% of the 6,368,640 shares of First Liberty Common Stock issued and outstanding on November 29, 2000 and will represent, upon exercise in full of the Option, approximately 16.6% of the then issued and outstanding shares of First Liberty Common Stock. The Option Agreement was executed to facilitate the Transactions. CBSI, or any other holder


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of the Option (the "Holder"), may exercise the Option, in whole or in part, and from time to time, if both an Initial Triggering Event and a Subsequent Triggering Event (each as defined below) shall have occurred after the execution of the Option Agreement and prior to the occurrence of an Exercise Termination Event (as defined below), provided, that the Holder shall have sent the written notice of such exercise within six months following such Subsequent Triggering Event; provided, however, that if the Option cannot be exercised on any day because of any injunction, order or similar restraint issued by a court of competent jurisdiction, the period during which the Option may be exercised shall be extended so that the Option shall expire no earlier than on the 10th business day after such injunction, order or restraint shall have been dissolved or when such injunction, order or restraint shall have become permanent and no longer subject to appeal, as the case may be.

         If there is any change in the number of the issued and outstanding shares of First Liberty Common Stock, the number of shares subject to the Option shall be increased or decreased, as appropriate, such that the adjusted number shall equal 19.9% of the then issued and outstanding shares of First Liberty Common stock, without giving effect to shares subject or issued pursuant to the Option. In addition, if First Liberty issues or agrees to issue any shares of First Liberty Common Stock at a price less than the Option Price then in effect (other than pursuant to exercise of existing employee stock options), then the Option Price shall be adjusted to equal such lesser price.

         In the event of any change in, or distributions in respect of, the First Liberty Common Stock by reason of stock dividends, splits, mergers, recapitalizations, combinations, subdivisions, conversions, exchanges of shares, distributions on or in respect of the First Liberty Common Stock that would be prohibited under the terms of the Merger Agreement, or the like, the type of securities and number of shares of First Liberty Common Stock purchasable pursuant to the Option Agreement and the Option Price shall be appropriately adjusted in such manner as shall fully preserve the economic benefits provided to CBSI pursuant to the Option Agreement.

         The term "Initial Triggering Event" shall mean any of the following events or transactions occurring after the execution of the Option Agreement:

                  (a) First Liberty or any of its Subsidiaries (as defined in the Merger Agreement; each a "First Liberty Subsidiary"), without having received CBSI's prior written consent, shall have entered into a letter of intent or a definitive agreement to engage in an Acquisition Transaction (as hereinafter defined) with any Person (as defined in the Merger Agreement) other than CBSI or any of its Subsidiaries (each a "CBSI Subsidiary"). For purposes of the Option Agreement and this filing, "Acquisition Transaction" shall mean (i) a merger or consolidation, or any similar transaction, involving First Liberty or any "significant subsidiary" (as defined in Rule 1-02 of Regulation S-X promulgated by the Securities and Exchange Commission (the "SEC")) of First Liberty, (ii) a purchase, lease or other acquisition or assumption of all or a substantial portion of the assets or deposits of First Liberty or any significant subsidiary of First Liberty, (iii) a purchase or other acquisition (including by way of merger,


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consolidation, share exchange or otherwise) of securities representing 10% or more of the outstanding voting power of First Liberty or any significant subsidiary thereof, or (iv) any substantially similar transaction;

                  (b) First Liberty or any First Liberty Subsidiaries, without having received CBSI's prior written consent, shall have authorized, recommended, proposed, or publicly announced its intention to authorize, recommend or propose to engage in, an Acquisition Transaction with any person other than CBSI or a CBSI Subsidiary;

                  (c) Any Person (other than CBSI, any CBSI Subsidiary or any existing shareholder of the First Liberty who has beneficial ownership of 10% or more of the outstanding shares of First Liberty Common Stock provided that such shareholder does not acquire beneficial ownership of 15% or more of such shares) shall have acquired beneficial ownership or the right to acquire beneficial ownership of 10% or more of the outstanding shares of First Liberty Common Stock (the term "beneficial ownership" for purposes of the Option Agreement and this filing having the meaning assigned thereto in Section 13(d) of the Exchange Act, and the rules and regulations thereunder) or any Person other than CBSI or any CBSI Subsidiary shall have commenced (as such term is defined under the rules and regulations of the SEC), or shall have filed or publicly disseminated a registration statement, tender offer statement, proxy statement or similar disclosure statement with respect to or in connection with, a tender offer or exchange offer to purchase any shares of First Liberty Common Stock such that, upon consummation of such offer, such Person would beneficially own, directly or indirectly, 10% or more of the then outstanding shares of First Liberty Common Stock (such an offer being referred to herein as a "Tender Offer" or an "Exchange Offer," respectively);

                  (d) (i) the holders of First Liberty Common Stock shall fail to approve the Merger Agreement and the transactions contemplated thereby at the special meeting of stockholders held for the purpose of voting on such approval,
(ii) such meeting shall not have been held or shall have been cancelled prior to termination of the Merger Agreement, or (iii) the Board of Directors of First Liberty shall have withdrawn or modified, or publicly announced its intent to withdraw or modify, in any manner adverse to CBSI, its recommendation that the shareholders of First Liberty approve the transactions contemplated by the Merger Agreement, or fail to publicly oppose any Acquisition Transaction made by a third party, in each case after (A) there has been a public disclosure (including any written or oral communication that is or becomes the subject of a public disclosure) that any Person other than CBSI or any CBSI Subsidiary has
(x) made, or disclosed an intention to make, a proposal to engage in an Acquisition Transaction, (y) commenced, or filed or publicly disseminated a registration statement, tender offer statement, proxy statement or similar disclosure statement with respect to or in connection with, a Tender Offer or an Exchange Offer, or (z) filed an application (or given a notice), whether in draft or final form, under any federal or state banking laws seeking regulatory approval to engage in an Acquisition Transaction, and (B) such Acquisition Transaction, Tender Offer or Exchange Offer, as the case may be, is not subsequently Publicly Withdrawn (as defined below) at least 30 days prior to the date of


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the special meeting of shareholders of First Liberty to be held for the purpose of considering whether to approve the Merger Agreement; or

                  (e) After an overture is made by a third party to First Liberty or its shareholders to engage in an Acquisition Transaction, First Liberty shall have breached any covenant or agreement contained in the Merger Agreement and such breach would entitle CBSI to terminate the Merger Agreement (whether immediately, upon the giving of notice or passage of time, or both).

         The term "Subsequent Triggering Event" shall mean either of the following events or transactions occurring after the date of the Option
Agreement:

                  (a) The acquisition by any Person of beneficial ownership of 20% or more of the then outstanding shares of First Liberty Common Stock; or

                  (b) The occurrence of the Initial Triggering Event described in subparagraph (a) of the definition of the Initial Triggering Event above, except that the percentage referred to in clause (iii) of that subparagraph shall be 20%.

         The term "Publicly Withdrawn" for purposes of the Option Agreement and this filing shall mean an unconditional and bona fide withdrawal of a proposal to engage in an Acquisition Transaction, coupled with a public announcement of no further interest in pursuing such proposal or in acquiring any controlling interest over First Liberty or in soliciting or inducing any other Person (other than CBSI or any of its affiliates) to do so.

         Each of the following shall be an "Exercise Termination Event": (a) the Effective Time (as defined in the Merger Agreement); (b) termination of the Merger Agreement in accordance with the provisions thereof if such termination occurs prior to the occurrence of an Initial Triggering Event except a termination by CBSI pursuant to Section 7.1(b)(i) of the Merger Agreement (unless the breach by First Liberty giving rise to such right of termination is non-volitional); or (c) the passage of twelve months after termination of the Merger Agreement if such termination follows the occurrence of an Initial Triggering Event or is a termination by CBSI pursuant to Section 7.1(b)(i) of the Merger Agreement (unless the breach by First Liberty giving rise to such right of termination is non-volitional).

         First Liberty agreed to notify CBSI promptly in writing of the occurrence of any Initial Triggering Event or Subsequent Triggering Event of which it has notice.

         In the Option Agreement, First Liberty also agreed to provide certain registration rights in respect of the Option and the shares of First Liberty Common Stock issuable upon exercise thereof.

         The Option Agreement also provides that upon the occurrence of a Subsequent Triggering Event that occurs prior to an Exercise Termination Event,
(a) at the request of any Holder, delivered within 30 days following such occurrence (or such later period as


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provided in Section 7 of the Option Agreement) but in any event prior to an
Exercise Termination Event, First Liberty shall repurchase the Option from the Holder at a price equal to the amount by which (i) the Market/Offer Price (as defined below) exceeds (ii) the Option Price, multiplied by the number of shares for which this Option may then be exercised, plus, to the extent not previously reimbursed, CBSI's reasonable out-of-pocket expenses incurred in connection with the transactions contemplated by, and the enforcement of CBSI's rights under, the Merger Agreement, including without limitation, legal, accounting and investment banking fees (the "CBSI's Out-of-Pocket Expenses"), and (b) at the request from time to time of any owner of shares issued upon exercise of the Option (the "Owner"), delivered within 30 days following such occurrence (or such later period as provided in Section 7 of the Option Agreement), First Liberty shall repurchase such number of shares issued upon exercise of the Option from the Owner as the Owner shall designate at a price per share equal to the greater of (i) the Market/Offer Price and (ii) the average price per share paid by the Owner for the Option Shares so designated, plus, to the extent not previously reimbursed, CBSI's Out-of-Pocket Expenses.

         The term "Market/Offer Price" shall mean the highest of (a) the price per share of the First Liberty Common Stock at which a tender offer or exchange offer therefor has been made, (b) the price per share of the First Liberty Common Stock to be paid by any Person, other than CBSI or a CBSI Subsidiary, pursuant to an agreement with First Liberty, (c) the highest closing price for shares of First Liberty Common Stock within the six month period immediately preceding the required repurchase of Options or Option Shares, as the case may be, or (d) in the event of a sale of all or substantially all of First Liberty's or any of its significant subsidiary's assets, the sum of the price paid in such sale for such assets and the current market value of the remaining assets of First Liberty, on a consolidated basis, as determined by a nationally recognized investment banking firm selected by a majority in interest of the Holders or the Owners, as the case may be, and reasonably acceptable to First Liberty, divided by the number of shares of First Liberty Common Stock outstanding at the time of such sale (including, for the purposes of such calculation, the number of shares, if any, then issuable upon exercise of the Option). In determining the Market/Offer Price, the value of consideration other than cash shall be determined by a nationally recognized investment banking firm selected by a majority in interest of the Holders or the Owners, as the case may be, and reasonably acceptable to First Liberty.

MERGER AGREEMENT

         Set forth below is a description of selected provisions of the Merger Agreement. Such description is qualified in its entirety by reference to the copy of the Merger Agreement filed as Exhibit 2.1 to CBSI's Current Report on Form 8-K filed on December 6, 2000, which agreement is incorporated herein by reference.

         The Merger Agreement provides that First Liberty shall be acquired by CBSI through the merger of First Liberty with and into CBSI, with CBSI as the Surviving Corporation. At the Effective Time, all of the issued and outstanding shares of


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First Liberty Common Stock (other than those with respect to which dissenters'
rights have properly been exercised) shall, by virtue of the Merger, be converted into the right to receive 0.56 of a share of CBSI Common Stock and cash in lieu of fractional shares, if any. This exchange ratio of 0.56 is subject to an appropriate adjustment in the event that the outstanding shares of CBSI are increased, decreased, changed into or exchanged for a different number of shares, in each case by reason of any stock split, stock dividend, recapitalization, reclassification or other similar change, or if CBSI sets a record date with respect to any of the foregoing prior to the Effective Time.

         CBSI also agreed to assume all outstanding stock options to purchase shares of First Liberty Common Stock under the Upper Valley Bancorp Inc. 1995 Employee Stock Option Plan, such that following the Merger these stock options shall permit the holders thereof to purchase shares of CBSI Common Stock upon exercise.

         The Merger is intended to constitute a tax-free reorganization within the meaning of Section 368(a) of the internal Revenue Code of 1986, as amended, and qualify for accounting treatment as a pooling of interests. The Merger Agreement contains customary representations, warranties and covenants of each party.

         The Merger Agreement provides that three of the current directors of First Liberty, Saul Kaplan, Peter A. Sabia and Harold Kaplan, will serve on the Board of Directors of CBSI after the Effective Time. Subject to certain limitations, CBSI also agreed to cause its Board of Directors to re-nominate the same individuals for at least one additional three-year term after the expiration of their initial terms and to recommend their re-election by the CBSI's stockholders. The Merger Agreement also provides that the designees of First Liberty will also serve on the Board of Directors of Community Bank for so long as they serve on the Board of Directors of CBSI.

         Following the completion of the Merger, CBSI will establish a nine-member advisory board, consisting of eight members of the current Board of Directors of First Liberty and Sanford A. Belden, President and Chief Executive Officer of CBSI, to advise on matters relating to the markets formerly served by First Liberty.

         It is a condition to closing of the Merger that each of Steven R. Tokach and Joseph R. Solfanelli, officers of First Liberty, enters into an employment agreement with CBSI and Community Bank, pursuant to which Mr. Tokach will serve as President and Chief Executive Officer of the division of Community Bank operating in the market areas in Pennsylvania previously served by the First Liberty Bank, and Mr. Solfanelli will serve as Executive Vice President and Chief Legal Officer of that division. Similarly, it is a condition to closing that William M. Davis, President of First Liberty, enters into a consulting agreement with Community Bank, pursuant to which he will serve as a consultant to assist in the integration of the two companies and to promote the business of Community Bank in the market areas formerly served by First Liberty.


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
         The completion of the Merger is subject to a number of conditions, including without limitation, the receipt of all requisite stockholder and regulatory approvals.

VOTING AGREEMENT

         Set forth below is a description of selected provisions of the Voting Agreement. Such description is qualified in its entirety by reference to the copy of the form of the Voting Agreement filed as Exhibit 99.1 to CBSI's Current Report on Form 8-K filed on December 6, 2000, which agreement is incorporated herein by reference.

         In connection with the execution of the Merger Agreement, each director and executive officer of First Liberty has executed an agreement to vote all of the shares of First Liberty Common Stock which he is entitled to vote, in favor of the approval of the Merger Agreement and the Merger. Each such person has also agreed to refrain from taking actions that could preclude the Merger from being accounted for as a pooling of interests and to comply with the requirements of Rule 145 promulgated under the Securities Act.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

1. Stock Option Agreement, dated as of November 29, 2000, by and between CBSI and First Liberty, incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by CBSI on December 6, 2000.

2. Agreement and Plan of Merger, dated as of November 29, 2000, by and between CBSI and First Liberty, incorporated by reference to Exhibit
         2.1 to the Current Report on Form 8-K filed by CBSI on December 6,
         2000.

3. Form of Voting Agreement, dated as of November 29, 2000, by and between CBSI and each director and executive officer of First Liberty, incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by CBSI on December 6, 2000.


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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: December 11, 2000            COMMUNITY BANK SYSTEM, INC.

                                   By:    /s/  Sanford A. Belden
                                          -------------------------------------
                                   Name:  Sanford A. Belden
                                   Title: President and Chief Executive Officer


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
                                   SCHEDULE I

Following is a list of the executive officers and directors of CBSI, as of the date hereof. The business address for each executive officer is Community Bank System, Inc., 5790 Widewaters Parkway, DeWitt, New York 13214:

EXECUTIVE OFFICERS:

Name                               Office
-------                            --------

Sanford A. Belden                  Director, President and Chief Executive Officer of CBSI and Community
                                   Bank

David G. Wallace                   Treasurer of CBSI and Executive Vice President and Chief Financial
                                   Officer of Community Bank

Michael A. Patton                  President, Financial Services, of Community Bank

James A. Wears                     President, Banking, of Community Bank

Girard H. Mayer                    Chief Executive Officer, Benefit Plans Administrative Services, Inc.,
                                   a subsidiary of CBSI



DIRECTORS:

Name and Principal Occupation                        Business or Residence Address
--------------------------------------               -------------------------------------

Sanford A. Belden                                     5790 Widewaters Parkway
President and Chief Executive Officer                 DeWitt, New York 13214
Community Bank System, Inc.

David C. Patterson                                    Wight and Patterson, Inc.
Wight and Patterson, Inc.                             8 Miner Street
                                                      Canton, New York 13617

Richard C. Cummings                                   Cummings, Dunckel and Company, LLP
Partner                                               7557 State Street
Cummings, Dunckel and Company, LLP                    Lowville, New York  13367

William M. Dempsey                                    3003 Gulfshore Boulevard North
Retired                                               Apt. 202
                                                      Naples, Florida 34103

William N. Sloan                                      16 Drumlin Drive
Retired                                               Potsdam, New York 13617

John M. Burgess                                       6032 Topher Trail
Retired                                               Mulberry, FL 33860

Nicholas A. DiCerbo                                   DiCerbo and Palumbo
Partner                                               410 Community Bank Bldg.
DiCerbo and Palumbo                                   201 N. Union Street
                                                      Olean, New York 14760


Lee T. Hirschey                                       Climax Manufacturing Co.
Chairman and Chief Executive Officer                  7798 N. State Street
Climax Manufacturing Co.                              Lowville, New York 13367-1290

James A. Gabriel                                      Franklin & Gabriel
Owner                                                 Attorneys at Law
Franklin & Gabriel                                    7185 Main Street
                                                      Ovid, New York 14521

                                  EXHIBIT INDEX



Exhibit 1         Stock Option Agreement, dated as of November 29, 2000, by and between Community Bank System, Inc.
                  and First Liberty Bank Corp. (1)

Exhibit 2         Agreement and Plan of Merger, dated as of November 29, 2000, by and between Community Bank System,
                  Inc. and First Liberty Bank Corp. (2)

Exhibit 3         Form of Voting Agreement, dated as of November 29, 2000, by and between
                  Community Bank System, Inc. and each director and executive officer of First Liberty Bank Corp. (3)

----------------------------

(1) Incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by Community Bank System, Inc. on December 6, 2000.

(2) Incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Community Bank System, Inc. on December 6, 2000.

(3) Incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Community Bank System, Inc. on December 6, 2000.


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